

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2010

Via Facsimile and U.S. Mail

Mr. Steve Ye
Chief Financial Officer
Solar Enertech Corp.
444 Castro Street, Suite #707
Mountain View, CA 94041

> **Re:** **Solar Enertech Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 12, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **File No. 000-51717**

Dear Mr. Ye:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

-Consolidated Statement of Operations, page 31

1.   We note that you classified the loss on your debt extinguishment related to your convertible notes as part of your operating loss for each reporting period presented. We further note that you classify interest expense, gain on the change in the fair value of your compound derivative associated with your convertible debt, and the gain on the change in

the fair value of your warrant liability associated with your convertible debt as non-operating income (expense). Please explain to us why you are presenting the loss on your debt extinguishment as part of your operating loss rather than as non-operating loss for each reporting period presented.

Note 3. Summary of Significant Accounting Policies, page 35

-Warranty Cost, page 36

2.   We note your disclosures here and on page 26 related to the warranties that you provide to your customers for the sale of your products. Please address the following:

- Please explain to us in more detail how you are able to estimate warranty costs for the 10 and or 25-year warranties against specified declines of initial power generation capacity considering you have only been in engaged as a photovoltaic solar energy cell manufacturer for six years.

- Please explain to us how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify the factors you considered in your analysis.

-Impairment of Long-lived Assets, page 36

3.   We note that you recognized $960,000 of an impairment loss related to your idle equipment. Please tell us how you determined the amount of impairment to recognize related to this idle equipment. Refer to the guidance in 360-10-35 of the FASB Accounting Standards Codification.

-Revenue Recognition, page 38

4.   We note from page 11 and throughout the filing that you sell your products to distributors. Please revise your future filings to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributors and, if so, how you account for price concessions. Provide us with a sample of your proposed disclosure.

Accounts Receivable and Allowance for Doubtful Accounts, page 39

5.   We note from page 30 that your accounts receivable increased $5.4 million, or 284%, from September 30, 2008 to September 30, 2009. We note that your revenues increased 12% from fiscal 2008 to fiscal 2009. In light of the significantly higher increase in accounts receivable compared to the increase in revenues, please explain to us in greater detail the cause of the significant increase in your accounts receivable balance from

September 30, 2008 to September 30, 2009. As we note similar large increases in accounts receivable from September 30, 2009 to March 31, 2010, please also discuss the significant reasons for those increases. Finally, discuss how you have determined that your accounts receivable balances are collectible as of September 30, 2009 and March 31, 2010.

6. We note your disclosure on page 42 that certain customers have been insured by China Export & Credit Insurance Company. Please explain to us the significant terms of this insurance, including how you are accounting for any agreement between the company and China Export & Credit Insurance Company. Please also clarify how this insurance results in the credit risk in your accounts receivable being "controllable."

Form 10-Q for the Quarter Ended March 31, 2010

Item 4T. Controls and Procedures, page 34

7. We note your disclosure here and within your December 31, 2009 Form 10-Q related to the effectiveness of your disclosure controls and procedures. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "not effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

8. We note your disclosure here and within your December 31, 2009 Form 10-Q that you concluded that you have a material weakness due to the lack of finance and accounting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP. Please revise your future filings to explain in more detail the nature of the material weakness that existed at the end of the reporting period covered by the report and to disclose management's plans, if any, or actions already undertaken for remediating the deficiencies identified.

Note 11. Fair Value of Financial Instruments, page 23

9. We note that you did not estimate the fair value of your convertible notes because you had to incur excessive costs to estimate the fair value. Please explain to us how your presentation complies with the requirements of section 820-10 of the FASB Accounting Standards Codification.

10. Please revise your future filings to include the disclosures outlined in 820-10-50-2(c) of the FASB Accounting Standards Codification related to your liabilities valued using a level 3 valuation model.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief